Exhibit 99.1

Extraordinary General Meeting Results

And

Termination of ADR Deposit Agreement

On March 25, 2025, WiMi Hologram Cloud Inc. (the “Company”) held its 2025 extraordinary general meeting of shareholders (the “EGM”). At the EGM, the holders of 233,344,784 votes of the Company as of the February 24, 2025 record date were represented in person or by proxy, constituting a quorum. Each of the proposals brought before the EGM was approved by the Company’s shareholders. The proposals voted on and the final voting results are set forth below.

1.

(a) every twenty (20) Class A ordinary shares of a par value of US$0.0001 each in the Company’s issued and unissued share capital be and are hereby consolidated into one (1) Class A ordinary share (each a “consolidated Class A share”) of a par value of US$0.002, and such consolidated Class A shares shall have the same rights and subject to the same restrictions as the Class A ordinary shares as set out in the Company’s currently effective Second Amended and Restated Memorandum and Articles of Association (the “M&A”),(b) every twenty (20) Class B ordinary shares of a par value of US$0.0001 each in the Company’s issued and unissued share capital be and are hereby consolidated into one (1) Class B ordinary share (each a “consolidated Class B share”) of a par value of US$0.002, and such consolidated Class B shares shall have the same rights and subject to the same restrictions as the Class B ordinary shares as set out in the Company’s M&A, and (c) every twenty (20) undesignated shares of a par value of US$0.0001 each in the Company’s unissued share capital be and are hereby consolidated into one (1) share of a par value of US$0.002 (collectively, the “share consolidation”), such that immediately following the share consolidation, the authorized share capital of the Company shall be changed

FROM

US$50,000 divided into 500,000,000 shares comprising (i) 25,000,000 Class A ordinary shares of a par value of US$0.0001 each; (ii) 200,000,000 Class B ordinary shares of a par value of US$0.0001 each; and (iii) 275,000,000 shares of a par value of US$0.0001 each of such class or classes (however designated) as the board of directors may determine;

TO

US$50,000 divided into 25,000,000 shares comprising (i) 1,250,000 Class A ordinary shares of a par value of US$0.002 each; (ii) 13,750,000 Class B ordinary shares of a par value of US$0.002 each; and (iii) 10,000,000 shares of a par value of US$0.002 each of such class or classes (however designated) as the board of directors may determine, and no fractional shares be issued in connection with the share consolidation and the Company’s transfer agent would aggregate all fractional shares and sell them as soon as practicable after the effective time of the share consolidation at the then-prevailing prices on the open market, on behalf of those shareholders who would otherwise be entitled to receive a fractional share as a result of the share consolidation.

For	Against	Abstain
230,024,772	3,320,012	120,088

2.

To consider and vote upon an ordinary resolution to increase the Company’s share capital after the Share Consolidation:

THAT immediately following the share consolidation, the authorized share capital of the Company be increased

FROM

US$50,000 divided into 25,000,000 shares comprising (i) 1,250,000 Class A ordinary shares of a par value of US$0.002 each; (ii) 13,750,000 Class B ordinary shares of a par value of US$0.002 each; and (iii) 10,000,000 shares with a par value of US$0.002 each of such class or classes (however designated) as the board of directors may determine.

TO

US1,500,000 divided into 750,000,000 shares comprising (i) 37,500,000 Class A ordinary shares of a par value of US$0.002 each; (ii) 412,500,000 Class B ordinary shares of a par value of US$0.002 each; and (iii) 300,000,000 shares with a par value of US$0.002 each of such class or classes (however designated) as the board of directors may determine.

For	Against	Abstain
229,574,488	3,778,032	112,352

3.

To consider and vote upon an ordinary resolution to authorize the Directors of the Company to take necessary action pursuant to the results of the EGM:

THAT (i) any one or more of Directors of the Company be and is/are hereby authorized to do all such acts and things and execute all such documents, which are ancillary to the share consolidation and share capital increase and of administrative nature, on behalf of the Company, including under seal where applicable, as he/they consider necessary, desirable or expedient to give effect to the foregoing arrangements for the share consolidation and share capital increase, (ii) the Company’s registered office provider be instructed to make all necessary filings with the Companies Registry in the Cayman Islands in connection with the share consolidation and share capital increase and (iii) the Company’s share registrar be instructed to update the register of members of the Company and that upon the surrender to the Company of the existing share certificates (if any) that they be cancelled and that any Director be instructed to prepare, sign, seal and deliver on behalf of the Company new share certificates accordingly.

For	Against	Abstain
230,008,464	3,323,858	132,550

Termination of ADR Deposit Agreement and Mandatory Exchange

JPMorgan Chase Bank N.A. previously announced on February 27, 2025, that at the request of the Company, as of the close of business on April 2, 2025, New York time (the “ADR Termination Date”), the Company’s American Depositary Shares (ADSs) will be automatically cancelled. In connection with this cancellation, each ADS holder will be entitled to receive two (2) Class B ordinary shares of the Company per ADS held. From March 25, 2025, through April 2, 2025, the Company’s ADSs will continue to trade on Nasdaq under the symbol “WIMI”.

Beginning on April 3, 2025, the WIMI’s Class B ordinary shares will commence trading on NASDAQ under “WIMI” while WIMI’s ADSs will no longer exist as a result of the ADR Termination. The CUSIP for the Class B ordinary shares you will receive as a result of the ADR Termination is G9687V 105.

Finally, as a result of the share consolidation, on or about April 7, 2025, the Company’s Class B ordinary shares as adjusted for the 20 for 1 share consolidation (“consolidated Class B shares”) will commence trading on Nasdaq under the symbol “WIMI”. The new CUSIP for the consolidated Class B shares will be G9687V 204.

For the avoidance of doubt, the share consolidation will not occur simultaneously with the ADR termination.

The market effective date for trading WIMI’s consolidated Class B shares will be announced to shareholders via press release as soon as possible.

About WIMI Hologram Cloud Inc.

WiMi Hologram Cloud, Inc.(NASDAQ:WIMI), whose commercial operations began in 2015, operates an integrated holographic AR application platform in China and has built a comprehensive and diversified holographic AR content library among all holographic AR solution providers in China. Its extensive portfolio includes 4,654 AR holographic contents. The company has also achieved a speed of image processing that is 80 percent faster than the industry average. While most peer companies may identify and capture 40 to 50 blocks of image data within a specific space unit, WiMi collects 500 to 550 data blocks.

Safe Harbor Statement

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Further information regarding these and other risks is included in the Company’s annual report on Form 20-F and current report on Form 6-K and other documents filed with the SEC. All information provided in this press release is as of the date of this press release, and the Company does not undertake any obligation to update any forward-looking statement, except as required under applicable laws.

For more information, please visit http://ir.wimiar.com/.